Norton Rose Fulbright US LLP 1045 W. Fulton Market, Suite 1200 Chicago, IL 60607 United States Direct line +1 (312) 964-7763 kevin.friedmann@nortonrosefulbright.com

October 6, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Office of Technology

Attention:	Austin Pattan, Staff Attorney
Jeff Kauten, Staff Attorney

Re:	Inpixon
Registration Statement on Form S-4
Filed August 14, 2023
File No. 333-273964
SEC Comment Letter dated September 12, 2023

Dear Messrs. Pattan and Kauten:

On behalf of Inpixon (“Inpixon”, the “Registrant” or the “Company”), we are submitting via EDGAR for review by the Securities and Exchange Commission (the “Commission”) this response letter and the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registrant’s above-referenced Registration Statement on Form S-4 (the “Registration Statement”). This letter and Amendment No. 1 reflect the Registrant’s respectful acknowledgement and response to the comments received from the staff of the Commission (the “Staff”) contained in the Staff’s letter dated September 12, 2023 (the “Comment Letter”), and certain other updated information. For your convenience, the Registrant is providing to the Staff a supplemental typeset copy of Amendment No. 1 marked to indicate the changes from the Registration Statement that was filed on August 14, 2023.

The Staff’s comments as reflected in the Comment Letter are reproduced in italics in this letter, and the corresponding responses of the Registrant are shown below each comment. All references to page numbers in the Registrant’s responses are to the page numbers in Amendment No. 1.

Registration Statement on Form S-4 filed August 14, 2023

Risk Factors, page 23

1.	We note that following the transaction, the shareholders of XTI will own more than 60% of the combined company. We further note that this would constitute the initial public offering of XTI’s equity securities. As such, please add a risk factor highlighting the risks of going public through a reverse merger rather than an underwritten offering. These risks may include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has included in its disclosure in Amendment No. 1 the additional risk factor as requested. Please see the additional disclosures on pages 24-25.

Mr. Austin Pattan, and Mr. Jeff Kauten,

Securities and Exchange Commission

October 6, 2023

Inpixon’s Reasons for the Merger, page 74

2.	We note your statement that the board considered the listed factors “among other things.” Please revise to provide, without qualification, the full list of material factors considered by the board when recommending that Inpixon shareholders approve the merger. Refer to Item 1014(b) of Regulation M-A.

Response: The Company has revised its disclosure in Amendment No. 1 to clarify that the list is only a list of the “material” factors considered by the board when recommending the Inpixon shareholders approve the merger, as requested. Please see the revised disclosures on pages 76-77.

3.	We note your statement that XTI has secured more than 700 conditional pre-orders including aircraft purchase agreements. Please disclose the percentage of these pre-orders that are binding commitments, tell us the terms of these agreements and whether any of these agreements are expected to be material. If so, consider filing them as exhibits. Refer to Item 601(b)(10) of Regulation S-K.

Response: The Company has included in its disclosure in Amendment No. 1 the additional information regarding the conditional pre-orders, as requested. Please see the additional disclosures on pages 61, 135 and 137-138. Please see “XTI Business—Key Agreements” on pages 137-138 for a discussion of the conditional pre-orders that are expected to be material to XTI. The Company has filed these agreements as Exhibits 10.62 and 10.63 to Amendment No. 1.

4.	Please balance your discussion of the 700 conditional pre-orders you have received by including a discussion in the negative factors considered by the board of the reasons you may not be able to realize the potential benefits of these orders. For example, we note your statement on page 55 that you do not expect to obtain approval from the Federal Aviation Administration and regulatory bodies in other countries and commence deliveries until 2027 at the earliest.

Response: The Company has included in its disclosure in Amendment No. 1 the cross-reference to the negative factors as requested. Please see the additional disclosures on page 77.

5.	We note your risk factor on page 36 that the loss of your chief executive officer may adversely impact your business. However, it appears that following the merger, the officers of XTI will become the officers of the combined entity. Please tell us how this impacted the board’s recommendation of the transaction.

Response: The Company has revised its disclosure in Amendment No. 1 regarding the board’s rationale in recommending the transaction, considering both the adverse impact resulting from the change of the chief executive officer, and the mitigating factors that a new chief executive officer having requisite qualifications to lead the acquired business will be appointed upon consummation of the merger, and that the current chief executive officer will enter into a consulting agreement and assist the new management during the transition period following the merger. Please see the additional disclosures on pages 38, 76 and 85-86.

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Austin Pattan, and Mr. Jeff Kauten,

Securities and Exchange Commission

October 6, 2023

Opinion of Gemini Valuation Services, page 77

6.	Please revise to provide the disclosure required by Item 1015(b)(2)-(4) of Regulation MA.

Response: The Company has included in its disclosure in Amendment No. 1 the additional disclosure required by Item 1015(b)(2)-(4) of Regulation MA. Please see the additional disclosures on pages 83-84.

XTI Business

The Market, page 133

7.	We note your statement that you have received conditional pre-orders for over 700 aircrafts. Please revise to discuss the geographic location of the potential customers that have placed pre-orders.

Response: The Company has included in its disclosure in Amendment No. 1 the geographic location of the potential customers that have placed pre-orders, as requested. Please see the additional disclosures on page 135.

* * *

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.

Mr. Austin Pattan, and Mr. Jeff Kauten,

Securities and Exchange Commission

October 6, 2023

We hope that the foregoing has been helpful to the Staff’s understanding of Inpixon’s disclosure and that the disclosure modifications in Amendment No. 1 are satisfactory to the Staff. If you have any questions or comments about this letter or need any further information, please call the undersigned at (312) 964-7763.

Very Truly Yours

By:	/s/ Kevin Friedmann
Kevin Friedmann

cc:	Nadir Ali (Inpixon)

Melanie Figueroa (Inpixon)

Blake Redwine (Norton Rose Fulbright US LLP)

Norton Rose Fulbright US LLP is a limited liability partnership registered under the laws of Texas.

Norton Rose Fulbright US LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright Canada LLP and Norton Rose Fulbright South Africa Inc are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are available at nortonrosefulbright.com.